Exhibit 23.2

                          Independent Auditors Consent




The Board of Directors
American International Petroleum Corporation:

         We hereby consent to the incorporation by reference in this Registration Statement on Form S-8, and the accompanying Prospectus, of our report dated March 17, 1998, appearing on page F-1 of American International Petroleum Corporation's Annual Report on Form 10-K for the year ended December 31, 1997. We also consent to the reference to us under the heading "Experts" in the Prospectus filed herewith.


                                                        HEIN + ASSOCIATES LLP




Houston, Texas
December 29, 1998

PROSPECTUS


                  AMERICAN INTERNATIONAL PETROLEUM CORPORATION

                                  Common Stock

The selling stockholders named in this prospectus are offering and selling shares of common stock of American International Petroleum Corporation which they have acquired or may acquire upon exercise of options granted or to be granted under our 1995 Stock Option Plan, 1998 Stock Option Plan, or 1998 Stock Award Plan.

The selling stockholders may offer the shares from time to time in public or private transactions on or off the Nasdaq National Market, at prevailing market prices or privately negotiated prices. Sales may be made through brokers, dealers or other agents who may receive compensation in the form of commissions, discounts or concessions.

The common stock is quoted on the Nasdaq National Market under the symbol "AIPN". On December 30, 1998, the closing sale price of one share of common stock on the Nasdaq National Market was $1.03.

The common stock is a speculative investment and involves a high degree of risk. You should read the description of certain risks under the caption "Risk Factors" commencing on page 4 before purchasing the common stock.

These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this Prospectus is December 31, 1998

Information Contained Herein Is Subject to Completion or Amendment. A Registration Statement Relating to These Securities Has Been Filed With The Securities And Exchange Commission. These Securities May Not Be Sold Nor May Offers to Buy Be Sold Nor May Offers to Buy Be Accepted Prior to The Time The Registration Statement Becomes Effective. This Prospectus Shall Not Constitute an Offer to Sell or the Solicitation of an offer to Buy Nor Shall There Be Any Sale of These Securities in Any State in Which Such Offer, Solicitation or Sale Would Be Unlawful Prior to Registration or Qualification under the Securities Laws of Any State.

                          Information About The Company

      At American International Petroleum Corporation, we through our wholly owned subsidiaries:

      o Produce, process and market conventional and technologically advanced polymer asphalt, vacuum gas, oil and other products at our refinery in Lake Charles, Louisiana utilizing low-cost, low-gravity, high sulphur crudes.

      o Blend and market asphalt to the Florida and Georgia asphalt markets utilizing our refinery in St. Marks Florida as a distribution facility.

      o Engage in oil and gas exploration and development in western Kazakstan, where we own a 70% working interest in a 20,000 square kilometer exploration block.

      We also are seeking other oil and gas projects in the United States, Russia and Central Asia.

      We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the Public Reference Room of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the SEC at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call 1-800-SEC-0330 for further information concerning the Public Reference Room. Our filings also are available to the public from the SEC's website at www.sec.gov. We distribute to our stockholders annual reports containing audited financial statements.

      Information Incorporated by Reference

      The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until the offering is completed:

      1. Annual Report on Form 10-K for the fiscal year ended December 31, 1997, including any amendment to that report.

      2. Proxy Statement dated May 15, 1998.

      3. Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, including any amendment to those reports.

      4. The description of the common stock contained in our Registration Statement on Form 8-A (File No. 0-14905) under Section 12 of the Securities Exchange Act, including any amendment or report updating that description.


You may request a copy of these filings, at no cost, by writing or calling us at:


                  AMERICAN INTERNATIONAL PETROLEUM CORPORATION
                               444 Madison Avenue
                            New York, New York 10022
                         Attention: Corporate Secretary
                            Telephone: (212) 688-3333

Recent Development

      On December 14, 1998, we received 25% of the outstanding shares of Zao Nafta, a Russian closed-end company with which we had planned to form a joint venture. Zao Nafta has 17 oil and gas licenses covering approximately 877,000 acres in the Samara and Saratov regions of Southwestern Russia.

      We had agreed to pay $11 million for a 75% working interest in the proposed joint venture, and paid a $300,000 advance on the purchase price.

      In June 1998 we withdrew from negotiations with Zao Nafta after we could not reach agreement on operational control of the proposed joint venture. We received the shares of Zao Nafta after Zao Nafta breached its obligation to return our $300,000 advance.


                                 ---------------

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized anyone to provide you with different information. The common stock will not be offered in any state where an offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

                                  RISK FACTORS

         Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, including the documents that we incorporate by reference, before you decide to purchase shares of common stock.

         Some of the information in this prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as may, "will," "expect," "believe," "intend," "anticipate," "estimate," "continue" or similar words. These statements discuss future expectations, estimate the happening of future events or our financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and the documents that we incorporate by reference. The risk factors noted in this section and other factors noted throughout this prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

History of Losses. We have incurred losses since 1992. We incurred a net loss of approximately $17,954,000 (on revenues of $828,000) for the fiscal year ended December 31, 1997 and a net loss of approximately $4,652,000 (on revenues of $4,003,000) for the fiscal year ended December 31, 1996. We incurred a net loss of approximately $3,518,000 (on revenues of approximately $9,228,000) for the nine months ended September 30, 1998, as compared to a net loss of approximately $12,707,000 (on revenues of approximately $453,000) for the nine months ended September 30, 1997. As a result of continuing losses, we had an accumulated deficit of approximately $3,518,000 at September 30, 1998. We will continue to incur operating losses unless we are successful in our efforts to develop our refinery operations in Lake Charles, Louisiana and/or our oil and gas exploration and development activities in Kazakstan and Russia.

Going Concern Opinion. In connection with the audit of our financial statements as of December 31, 1997, Hein + Associates, LLP, our certified public accountants, issued a report which included an explanatory paragraph relating to our ability to continue as a "going concern".

Need For Additional Financing. During 1999, we may require additional financing to supplement anticipated cash flows from our refinery operations in Lake Charles, Louisiana in order to meet operating and certain other funding obligations. In the event we are unable to obtain the necessary financing to meet these obligations, our ability to continue operations at current levels will be materially and adversely effected. In addition, our oil and gas license in Kazakhstan could be revoked. We may need to raise additional funds through public or private financings, including equity financings, with may be dilutive to stockholders. There can be no assurance that we will be able to raise additional funds if our capital resources are exhausted, or that funds will be available on terms attractive to us or at all.

Outstanding Convertible Notes. As of December 31, 1998, we had outstanding approximately $6,474,000 principal amount of convertible notes due April 21, 2000. If we are unable to repay, refinance or renegotiate the terms of the notes, our ability to continue our operations may be materially and adversely effected.

Dilutive Effect of Conversion of Notes. Our convertible notes are convertible into shares of our common stock at a discount to the market price of the common stock prior to conversion. Consequently, the number of shares into which the notes may be converted at any time depends upon the market price of our common stock. Conversion of the notes could adversely effect the market price of the common stock and will have a dilutive effect on our stockholders. If holders of the notes had converted the outstanding notes at an assumed conversion price of $.9297 per share as of December 31, 1998, they would have received 6,963,128 shares, representing approximately 10.5% of the outstanding common stock.

IRS Excise Tax Claim. In May 1992, we were advised by the Internal Revenue Service it was considering an assessment of excise taxes, penalties and interest of approximately $3,500,000 related to our sale of fuel products during 1989. We reached an agreement with the IRS to settle this matter by agreeing to pay an aggregate of $646,633 in tax, plus interest accrued for the applicable periods involved. The agreement with the IRS calls for the payment of the tax and interest over a period of thirteen months beginning in September 1998. The IRS waived all penalties and 75% of the amount of the originally proposed tax liability. We continue to maintain that we are not liable for the excise taxes at issue, but agreed to settle the dispute at a significantly lower amount of liability to resolve this dispute. We expect to make all of our scheduled payments on a timely basis. However, in the event we are unable to make timely payments to the IRS, there is a possibility the IRS would seize or force a sale of our refinery in Lake Charles, Louisiana to recoup amounts due.

Lack of Proven Reserves of Gas or Oil. Although we have identified structures within our Kazakstan license area, we have only just begun to drill these prospects and accordingly, we do not have any proven reserves of oil and gas. In order to establish such reserves, we will have to incur all of the risks associated with such exploration described below.

Risk of Capital Losses Due to Speculative Nature of Oil and Gas Industry. Oil and gas exploration is extremely speculative, involving a high degree of risk. Even if reserves are found as a result of drilling, profitable production from reserves cannot be assured. We may not recover any oil or gas from drilling and if we do recover oil or gas, market conditions may be unfavorable and we may not be able to recover the costs of the drilling or receive any profits. In addition, our current financial condition and available cash resources may prevent our ability to drill offset wells.

Exposure to Losses From Drilling And Other Hazards. Unusual or unexpected formation pressures, down-hole fires or other hazardous conditions may be encountered in drilling oil and gas wells and in the refining of oil. If we encounter such hazards, completion of wells may be substantially delayed and the costs significantly increased. Even though a well is completed and is found to be productive, water or other deleterious substances may be encountered, which may impair or prevent production of oil or gas, and which may adversely affect our operations. In addition, floods and adverse weather conditions can hinder or delay feedstock and product movements at our refinery in Lake Charles, Louisiana and drilling and production operations. Labor disputes, work stoppages, shortages of equipment and materials or the unavailability of oil barges and drilling rigs can also disrupt drilling and production operations.

Environmental Hazards. Our operations are subject to all of the environmental risks normally incident to oil and gas exploration, drilling, and refining activities, which include, but are not limited to, blowouts, pollution and fires. Any of these occurrences could result in environmental damage or destruction, including the discharge of hazardous materials into the environment. Although we maintain comprehensive and general liability coverage as is customary in the oil and gas industry, and coverage against certain risks, we are not fully covered for damages incurred as a consequence of environmental mishaps. To the extent we are covered, the coverage may not be adequate protection in the event of an environmental problem.

Potential Cost Increases And Delays Due to Possible Shortages of Personnel And Drilling Equipment. It is possible that field personnel, drilling rigs, pipes, casing, or other tubular goods will not be available when needed for the drilling, completion or operation of our prospects and wells. This possibility could result in drilling or completion delays and, in some instances, result in additional costs beyond normal drilling and completion costs, which could adversely effect us.

Intense Competition And Uncertain Markets. The oil and gas industry is highly competitive. Many companies are likely to compete against us for producing properties and most of these companies have greater experience and financial resources than us. Our success is dependent not only on the productivity of the producing properties and the ultimate sale of said production, but also on:

      o market prices for oil and gas, which are highly unstable

      o operating costs incurred in producing the oil and/or gas

      o transportation costs

      o the cost of crude oil feedstocks

Energy Market Subject to Fluctuation. The revenues generated from our oil and gas operations and the carrying value of our oil and gas properties are highly dependent on the prices for oil and natural gas. The price we receive for our oil is dependent upon numerous factors which are beyond our control and are unpredictable. Some of these factors are:

      o the quantity and quality of the oil or gas produced

      o the overall supply of domestic and foreign oil or gas from currently producing and subsequently discovered fields

      o the extent of importation of foreign oil or gas

      o the marketing and competitive position of other fuels, including alternative fuels, as well as other sources of energy

      o the proximity, capacity and cost of oil or gas pipelines and other facilities for the transportation of oil or gas

      o the regulation of allowable production by governmental authorities

      o international political developments, including nationalization of oil wells and political unrest or upheaval in the areas of the world in which we have an interest or plans to conduct operations

Government Legislation May Limit Revenues or Increase Costs. Our exploration in western Kazakstan is subject to regulations imposed by the Kazakstan government. The Kazakstan government may limit oil and gas production and impose taxes on oil and gas when sold. We cannot predict, whether such governmental actions may occur, nor anticipate the ultimate effect of governmental policies and contracts upon us. We will also be subject to the laws of jurisdictions through which oil and gas pipelines traverse. We cannot predict what policies these jurisdictions may follow, nor the impact of local regulations on our business.

Political and Economic Situation in Kazakstan. A favorable political climate in Kazakstan and the openness of its markets to United States trade is essential to our success in Kazakstan. The Confederation of Independent States ("CIS"), of which Kazakstan is part, have embraced political and economic reforms, but, there remains political and economic instability the result of which could be detrimental to our operations there.

Because the CIS countries are in the early stages of development of a market economy, the commercial framework in still developing along with commercial laws, their applications and the enforcement of these laws. Although Kazakstan's laws regarding foreign investment provide for protection against nationalization and confiscation, there is little or no judicial precedent in this area. Foreign firms operating in this region may be subject to numerous other risks that are not present in domestic operations, including political strife, the possibility of expropriation, inadequate distribution facilities, restrictions on royalties, dividends and currency remittances, inflation, fluctuations of foreign currencies, high and unpredictable levels of taxation, requirements for governmental approvals for new ventures and local participation in operations.

Currency Risks. Trading in CIS currencies has been characterized by significant declines in value and considerable volatility. Although in recent months, CIS currencies have experienced relative stability against the U.S. dollar, there is a risk of further declines in value and continued volatility in the future. Where major capital expenditures involve importation of equipment and the like, current law permits the conversion of CIS revenues into foreign currency to make such payments. CIS currencies are generally not convertible outside CIS countries. If we discover oil or gas in the license area, and sell the oil or gas in a CIS country, currency liquidity and restrictions may adversely effect us. However, we may receive and hold U.S. Dollars within the CIS countries, which may mitigate the currency risk there. A market exists within CIS countries for the conversion of CIS currencies into other currencies, but it is limited in size and is subject to rules limiting the purposes for which conversion may be effected. The limited availability of other currencies may tend to inflate their values relative to CIS currencies and we cannot give you any assurance that such a market will continue to exist. Moreover, the banking systems in CIS countries are not yet as developed as its Western counterparts and considerable delays may occur in the transfer of funds within, and the remittance of funds out of these countries. Any delay in converting CIS currencies into a foreign currency in order to make a payment or delay in the transfer of such foreign currency could have a material adverse effect on us.

Currency Controls; Restrictions on Repatriation of Payments. While applicable legislation in the CIS currently permits the repatriation of profits and capital and the making of other payments in hard currency, our ability to repatriate such profits and capital and to make such other payments is dependent upon the continuation of the existing legal regimes for currency control and foreign investment, administrative policies and practices in the enforcement of such legal regimes and the availability of foreign exchange in sufficient quantities in those countries.

Risks Associated with Refinery Operation: Asphalt Production Is a New Venture. We recently became engaged in the production and sale of asphalt products and this venture has all of the risks and hazards associated with the establishment of a new business. Problems that can occur in the early stages of a business include delays, unanticipated expenses, marketing burdens, the failure to obtain market acceptance of products, competition and production problems.

Operation of The Refinery Is Subject to Many of The Risks Associated With The Oil And Gas Industry. Asphalt is a petroleum product and its production and sale is subject to many of the risks inherent in such industry. Accordingly, investors should review the risk disclosures relative to the production of oil and gas described above. In particular, the production of asphalt is subject to the adverse effects of hazards, such as fire, adverse weather, labor disputes, lack of availability of transportation facilities, environmental hazards, cost increases, shortages of equipment and personnel, competition, fluctuation in the costs of crude oil supplies for the Refinery, fluctuations in the price of finished products and transportation, government regulation and inability to adequately and fully insure potential casualty losses. See "Risks Associated with Oil and Gas Exploration and Production" for a more complete description of the manner in which such factors may adversely effect our oil and gas operations generally, and our refinery in Lake Charles, Louisiana, in particular.

Possible Adverse Effect of Issuance of Preferred Stock. Our certificate of incorporation authorizes the issuance of preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company, since the terms of the preferred stock that might be issued could effectively restrict our ability to consummate a merger, reorganization, sale of all or substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the preferred stock.

Shares Eligible for Future Sale. We cannot give you any assurance as to the effect, if any, that future sales of common stock, or the availability of shares of common stock for future sales, will have on the market price of the common stock from time to time. Sales of substantial amounts of common stock, or the possibility of such sales, could adversely affect the market price of the common stock and also impair our ability to raise capital through an offering of equity securities in the future. As of December 31, 1998, there were 66,091,889 shares of common stock outstanding of which 2,934,962 shares are restricted securities. An additional

      o 6,963,128 shares are issuable upon conversion of convertible notes, at an assumed conversion price of $0.9297 per share

      o 5,382,750 shares are issuable upon exercise of stock options granted pursuant to our employee stock option plans at exercise prices ranging from $.50 to $2.00 per share

      o 5,390,152 shares are issuable upon exercise of warrants having exercise prices ranging from $.40 to $2.76 per share

The issuance of these securities may have a dilutive effect on our common stock and adversely effect the price of the common stock in the market. Management will have broad discretion with respect to the issuance of the remaining authorized but unissued shares, including discretion to issue such shares in compensatory and acquisition transactions. In the event that we seek to procure additional financing through the sale and issuance of our securities, or in the event that current warrant holders, option holders or debenture holders exercise or convert their securities into shares of common stock, the shareholders may suffer immediate and substantial dilution in their percentage ownership of shares of the common stock. In addition, the future issuance of shares below the market price of the common stock may have a depressive effect in the future market price of the common stock, although such market price is subject to numerous factors, many of which are beyond our control, including general economic business conditions and the economic condition of the oil and gas industry.

Dependence on Key Personnel. Our success is dependent upon the efforts, abilities and expertise of our Chief Executive Officer, Dr. George N. Faris, as well as other key management personnel. Dr. Faris is employed pursuant to an employment agreement which renews automatically each year until written notice of termination is given by either Dr. Faris or us not later than 180 days prior to May 1 of any renewal term. We also maintain a $2,000,000 key man life insurance policy on the life of Dr. Faris. Our future success also is dependent, in part, on our ability to attract and retain qualified personnel. We cannot give you any assurance that we will be able to attract and retain qualified individuals. As compared to other publicly traded oil and gas companies, we have fewer resources to attract and/or retain key personnel, and we do not have the depth of managerial employees to rely upon in the event of the loss of any single employee. Accordingly, the loss of any key employee could have a material adverse affect on the operations of our business.

Possible Volatility of Market Price of Common Stock. The market price of the common stock may be highly volatile. Factors such as our financial results, financing efforts and various factors affecting the oil and gas industry generally may have a significant impact on the market price of the common stock. Additionally, in the last several years, the stock market has experienced a high level of price and volume volatility, and market prices for many companies, particularly small and emerging growth companies, the common stock of which trade in the over-the-counter market, have experienced wide price fluctuations and volatility which have not necessarily been related to the operating performance of such companies. Any such fluctuations, or general economic and market trends, could adversely affect the market price of the common stock. Due to all of the foregoing factors, it is likely that in some future quarter our operating results will be below the expectations of public market analysts and investors. In that event, the price of the common stock would likely be materially adversely affected.

Absence of Dividends. Since inception we have not paid any cash dividends on the common stock and do not expect to declare or pay any cash dividends in the foreseeable future. We intend to retain earnings, if any, to finance our operations. Furthermore, contractual restrictions in our agreement with the purchasers of our convertible notes limit our ability to pay cash dividends.

Continued Listing Requirements for Nasdaq Securities. Our securities are traded on the Nasdaq National Market System ("Nasdaq-NMS"). Continued listing on Nasdaq-NMS requires, among other criteria, a company to have tangible assets of at least $4,000,000 and that the listed security(s) (other than those owned by directors, officers, and other beneficial owners of more than 10% of such securities) have a market value of at least $5,000,000 and a minimum bid price of $1.00. Although we currently satisfy these criteria, we cannot give you any assurance that we will continue to do so. If in the future we are unable to satisfy the criteria for continued listing of our securities for Nasdaq-NMS, they may be delisted. In that event, we would seek to have our securities listed on The Nasdaq SmallCap Market or other securities exchange, subject to our ability to satisfy the eligibility criteria for listing. If we were unable to obtain any such listing, trading, if any, in our securities would thereafter have to be conducted in the OTC "Bulletin Board." As a result, an investor might find it more difficult to dispose of the common stock due to our reduced visibility on the market.

Risks Relating to Low-Priced Stocks. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on Nasdaq, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system. The penny stock rules, particularly Rule 15g-9 under the Securities Exchange Act, require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. Bid and offer quotations, and the broker dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

If the common stock were no longer traded on Nasdaq, the common stock, depending on its market price, would be subject to the penny stock rules. If the common stock becomes subject to the penny stock rules, investors may find it more difficult to sell the common stock.

Effect of Issuance of Common Stock Upon Exercise of Warrants and Options. As of December 31, 1998, there were outstanding:

      o warrants to purchase 5,390,152 shares of common stock, at exercise prices ranging from $.40 to $2.76 per share with expiration dates of from January 12, 1999 to April 21, 2003

      o employee stock options to purchase 5,382,750 shares of common stock exercisable at exercise prices ranging from $.50 to $2.00 per share with expiration dates of from December 31, 1999 to December 31, 2002.

The exercise of warrants or options and the sale of the underlying shares of common stock (or even the potential of such exercise or sale) could have an adverse effect on the market price of the common stock, and will have a dilutive impact on other stockholders. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of outstanding warrants and options can be expected to exercise them, to the extent they are able, at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable than those provided in such warrants or options.

                              Selling Stockholders

The following table sets forth the names of the selling stockholders, the number of shares of common stock beneficially owned by each selling shareholder as of December 31, 1998, the number of shares that each selling stockholder may offer, and the number of shares of common stock beneficially owned by each selling stockholder upon completion of the offering, assuming all of the shares are sold. The number of shares sold by each selling stockholder may depend upon a number of factors, including, among other things, the market price of the common stock.

Participants under our 1995 Stock Option Plan, 1998 Stock Option Plan or 1998 Stock Award Plan that we consider "affiliates" who may acquire common stock under the plans may be added to the list of selling stockholders named below from time to time by use of a prospectus supplement filed pursuant to Rule 424(b) under the Securities Act. An "affiliate" is defined in Rule 405 under the Securities Act as a "person that directly, or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with," American International Petroleum Corporation.

--------------------------------------------------------------------------------------------------------------------
                                                     Beneficial           Maximum Number of    Beneficial Ownership
                                                  Ownership Before        Shares Subject to       After Offering
                                                    Offering (1)         Outstanding Options   --------------------
         Name                  Position         -------------------          Which May be
        -----                  --------         Number                       Reoffered by      Number
                                                of Shares     % (2)      this Prospectus (3)   of Shares     % (2)
--------------------------------------------------------------------------------------------------------------------
George N. Faris(4)       Chairman of the Board  4,080,000(5)  6.0%(6)        2,952,500          2,105,000     3.1%
                         and Chief Executive
                         Officer
--------------------------------------------------------------------------------------------------------------------
Denis J.                 Vice President,        221,250       *              415,000               -          *
Fitzpatrick(4)           Secretary and
                         Chief Financial
                         Officer
--------------------------------------------------------------------------------------------------------------------
Daniel Y. Kim(4)         Director               213,500(7)    *              205,500            8,000         *
--------------------------------------------------------------------------------------------------------------------
William R. Smart(4)      Director               332,608(9)    *              242,000            90,608        *
--------------------------------------------------------------------------------------------------------------------
Donald G. Rynne(4)       Director               716,862(8)    *              210,000            506,862       *
--------------------------------------------------------------------------------------------------------------------
Richard W. Murphy(4)     Director               50,000(10)    *              100,000               -          *
--------------------------------------------------------------------------------------------------------------------
William Tracy(12)        Treasurer, Controller  114,000(13)   *              232,000               -          *
--------------------------------------------------------------------------------------------------------------------
Yahaly Kahanoff          Consultant             100,000(14)   *                 -               100,000       *
--------------------------------------------------------------------------------------------------------------------

*Less than 1%

(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated, subject to community property laws, where applicable. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on December 31, 1998, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)  Except as otherwise stated, based on 66,091,889 shares outstanding.

(3) Does not include shares that may be acquired by the selling stockholders listed upon exercise of options which subsequently may be granted or purchased pursuant to the plans, which shares (if any) will be added to the number of shares listed by one or more supplements to this prospectus. Furthermore, the inclusion in this prospectus of the stated number of shares does not constitute a commitment to sell any or all of the stated number of shares. The number of shares offered shall be determined from time to time by each selling stockholder in his sole discretion.

(4) This person's address is c/o American International Petroleum Corporation, 444 Madison Avenue, New York, New York 10022.

(5) Includes 1,975,000 shares issuable upon exercise of options exercisable within 60 days. Excludes 1,082,500 shares underlying options which are not exercisable within 60 days.

(6)  Based on 68,066,889 shares outstanding.

(7) Includes 205,500 shares issuable upon exercise of options exercisable within 60 days.

(8) Includes 210,000 shares issuable upon exercise of options exercisable within 60 days.

(9) Includes 242,000 shares issuable upon exercise of options exercisable within 60 days.

(10) Includes 50,000 shares issuable upon exercise of options exercisable within 60 days. Excludes 50,000 shares underlying options which are not exercisable within 60 days.

(11) Excludes 194,125 shares underlying options which are not exercisable within 60 days.

(12) This person's address is c/o American International Petroleum Corporation, 2950 North Loop West, Suite 1000, Houston, Texas 77092.

(13) Excludes 116,750 shares underlying options which are not exercisable within 60 days.

(14) These shares were issued for consulting services.


                              PLAN OF DISTRIBUTION


The selling stockholders (or, subject to applicable law, their pledgees, donees, distributees, transferees or other successors in interest) may sell shares from time to time in public transactions, on or off the Nasdaq National Market, or private transactions, at prevailing market prices or at privately negotiated prices, including but not limited to the following types of transactions:

    o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

    o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; and

    o face-to-face transactions between sellers and purchasers without a broker-dealer.

The selling stockholders also may sell shares that qualify under Section 4(1) of the Securities Act or Rule 144.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling stockholders also may sell shares short and deliver the shares to close out such short positions, except that the selling stockholders have agreed that they will not enter into any put option or short position with respect to the common stock prior to the date of the delivery of a conversion notice. The selling stockholders also may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this prospectus. The selling stockholders also may pledge the shares to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders in amounts to be negotiated in connection with the sale. The selling stockholders and any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting compensation.

Information as to whether underwriters who may be selected by the selling stockholders, or any other broker-dealer, is acting as principal or agent for the selling stockholders, the compensation to be received by underwriters who may be selected by the selling stockholders, or any broker-dealer, acting as principal or agent for the selling stockholders and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of the shares from or through such dealer or broker.

We have advised the selling stockholders that during such time as they may be engaged in a distribution of the shares they are required to comply with Regulation M promulgated under the Securities Exchange Act. With certain exceptions, Regulation M precludes any selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.